UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Spectrum Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

84763A108

(CUSIP Number)

Hanmi Pharmaceutical Co., Ltd.

14 Wiryeseong-daero, Songpa-gu

Seoul, 05545, Republic of Korea

+82 (2) 410 8796

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with copies to -

Dongho Lee

Jessica Chen

Scott Levi

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

(212) 819 8200

January 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763A108

1.	Name of Reporting Person. Hanmi Pharmaceutical Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,332,331 (1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 15,332,331 (1)
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,332,331 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.

Percent of Class Represented by Amount in Row (11)

8.7% based upon an aggregate of 176,456,341 shares of the Common Stock (as defined below) of the Issuer (as defined below) outstanding as of January 27, 2022.

14.	Type of Reporting Person (See Instructions) Corporation – CO

(1)	As further described in Item 4, includes (i) 318,750 shares of the Common Stock issued to the Reporting Person (as defined below) on April 26, 2016 in connection with the License Agreement (as defined in Item 4), (ii) 2,513,581 shares of the Common Stock acquired prior to the Private Placement Transaction (as defined in Item 4) and (iii) 12,500,000 shares of the Common Stock acquired in the Private Placement Transaction (as defined in Item 4).

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Spectrum Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 11500 South Eastern Avenue, Suite 220, Henderson, Nevada 89052.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Hanmi Pharmaceutical Co., Ltd. (the “Reporting Person”), a company organized under the laws of the Republic of Korea.

The name, address, present principal occupation and country of citizenship of each of the directors and executive officers of the Reporting Person (the “Covered Persons”), along with the principal business address of the employer of the Reporting Person, is set forth on Annex A.

(b)

The principal business address of the Reporting Person is 14 Wiryeseong-daero, Songpa-gu, Seoul, 05545, Republic of Korea. The principal business address of each of the Covered Persons is set forth in Item 2(a) above, including Annex A.

(c)	The Reporting Person is principally engaged in the manufacturing and sale of pharmaceuticals. The present principal occupation of each of the Covered Persons is set forth in Item 2(a) above, including Annex A.

(d)	The Reporting Person has not, and, to the Reporting Person’s knowledge, none of the Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, and, to the Reporting Person’s knowledge, none of the Covered Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a company organized under the laws of the Republic of Korea. The country of citizenship of each of the Covered Persons is set forth in Item 2(a) above, including Annex A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2016, the Issuer issued 318,750 shares of Common Stock to the Reporting Person to settle a milestone payment payable under that certain License Agreement dated January 31, 2012 (as amended) (the “License Agreement”).

Additionally, from January 14, 2019 to February 15, 2019, the Reporting Person purchased an aggregate of 2,513,581 shares of Common Stock on the open market.

On January 3, 2022, the Reporting Person and the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) to purchase an aggregate of 12,500,000 shares of Common Stock of the Issuer at a price equal to $1.60 per share of Common Stock (the “Private Placement Transaction”), for an aggregate purchase price of $20 million. The Reporting Person purchased the shares of Common Stock in the Private Placement Transaction on January 24, 2022 when the Securities Purchase Agreement closed.

Funds for the purchases of the Common Stock reported herein as beneficially owned by the Reporting Person were derived from its working capital.

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference

The Reporting Person is an existing stockholder of the Issuer and the counterparty to the Issuer’s license agreements for both Rolontis® (eflapegrastim) and Poziotinib. The prior dealings between the Reporting Person and the Issuer have previously been reported by the Issuer in its filings with the SEC. Other than with respect to the prior settlement in shares of Common Stock of a milestone payment described in Item 3, these license agreements do not relate to securities of the Issuer within the meaning of Item 6 of Schedule 13D.

The Private Placement Transaction is part of the Reporting Person’s efforts to strengthen the partnership with the Issuer, whose goal is to achieve development of novel drugs, including Rolontis® (eflapegrastim) and Poziotinib, for which the parties have previously worked together to gain certain approvals from the U.S. Food and Drug Administration (FDA). The Reporting Person intends to review its investment in the Issuer on an ongoing basis, and currently has no intent to sell, transfer or otherwise dispose of Common Stock reported herein in the foreseeable future.

Subject to applicable legal requirements, the Reporting Person may purchase additional shares of Common Stock or other securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person’s ownership of the Issuer’s securities, other opportunities available to the Reporting Person, and general economic, money market and stock market conditions. The Reporting Person reserves the right to increase or decrease its holdings on such terms and at such times as they may decide.

Additionally, pursuant to the Securities Purchase Agreement, the Reporting Person will appoint one director to the board of directors of the Issuer (the “Issuer Board”) and one observer to attend all meetings of the Issuer Board for so long as it beneficially owns at least five percent of the total issued and outstanding shares of the Common Stock (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction).

Except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, the Reporting Person, and to the Reporting Person’s knowledge, the Covered Persons do not have any present plan or proposal (including in respect of the license agreements or Securities Purchase Agreement described above) which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-	The information relating to the beneficial ownership of the shares of Common Stock by the Reporting Person is

(b)	set forth in rows 7 through 11 and 13 of the cover pages hereto and is incorporated herein by reference. None of the Covered Persons beneficially owns shares of Common Stock.

(c)	Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person, and to the Reporting Person’s knowledge, the Covered Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Preemptive Rights

Pursuant to the Securities Purchase Agreement, for so long as the Reporting Person beneficially owns at least five percent of the total issued and outstanding shares of Common Stock, if the Issuer proposes to issue any shares of Common Stock, other shares of its capital stock or any securities exchangeable or convertible to shares of its capital stock in a bona fide capital raising transaction (other than pursuant to an at-the-market offering), the Reporting Person will have a preemptive right to purchase a pro rata portion of such securities, based on its ownership percentage of the Issuer’s capital stock immediately prior to such issuance, calculated as set forth in the Securities Purchase Agreement.

Registration Rights Agreement

Pursuant to the Securities Purchase Agreement, in connection with the Private Placement Transaction, the Issuer has also agreed to file a registration statement with the SEC within 12 months of the closing date of the Private Placement Transaction, in order to effect a registration for the resale by the Reporting Person of all shares of Common Stock held by the Reporting Person and its affiliates on the date of the Securities Purchase Agreement, including the shares of Common Stock purchased through the Private Placement Transaction.

Except as disclosed in this Schedule 13D or as set forth in or contemplated in the Securities Purchase Agreement, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

7.1	Securities Purchase Agreement, dated as of January 3, 2022, by and between Hanmi Pharmaceutical Co., Ltd. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 6, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2022

HANMI PHARMACEUTICAL CO., LTD.

By:	/s/ Joong Hyun Park
	Name:	Joong Hyun Park
	Title:	Chief Communication Officer

ANNEX A

As used in this Schedule 13D, the term “Covered Persons” refers to each of the persons listed below.

Directors and Officers of Hanmi Pharmaceutical Co., Ltd.

The name, principal occupation and country of citizenship of each executive officer and director of the Reporting Person are set forth below. The address for each person listed below is 14, Wiryeseong-daero, Songpa-gu, Seoul, 05545, Republic of Korea.

Name	Present Principal Occupation	Country of Citizenship

Youngsook Song	Chairwoman, Hanmi Pharmaceutical Co., Ltd.	Republic of Korea
Gwansun Lee	Vice Chairman and Director, Hanmi Pharmaceutical Co., Ltd.	Republic of Korea
Jongsoo Woo	Chief Executive Officer and Director, Hanmi Pharmaceutical Co., Ltd.	Republic of Korea
Se-Chang Kwon	Chief Executive Officer and Director, Hanmi Pharmaceutical Co., Ltd.	Republic of Korea
Chongyoon Lim	President, Business Development and Director, Hanmi Pharmaceutical Co., Ltd.	Republic of Korea
Juhyun Lim	President, Global Strategy and Planning & HR Development, Hanmi Pharmaceutical Co., Ltd.	Republic of Korea
Jonghoon Lim	President, Chief Information Officer and Director, Hanmi Pharmaceutical Co., Ltd.	Republic of Korea
Joong Hyun Park	Chief Communication Officer, Hanmi Pharmaceutical Co., Ltd.	Republic of Korea
Seungjae Baek	Chief Medical Officer, Hanmi Pharmaceutical Co., Ltd.	Republic of Korea
Dongho Lee	Director, Hanmi Pharmaceutical Co., Ltd.	Republic of Korea
Sunghoon Kim	Director, Hanmi Pharmaceutical Co., Ltd.	Republic of Korea
Dong-Churl Suh	Director, Hanmi Pharmaceutical Co., Ltd.	Republic of Korea